CESP Companhia Energética de São Paulo

Data

São Paulo, February 11, 2003

Ref. CESP

CT/FFR/162/2003

03003978

PROCESSED

MAR 10 2003

THOMSON FINANCIAL

03 FEB 24 AM 7:21

SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Call Notice for an Extraordinary General Shareholders´ Meeting of this Company to be held on February 26, 2003 and to be published in the newspapers "Diário Oficial do Estado de São Paulo" and in "Gazeta Mercantil" on February 11,12 and 13, 2003.

Very truly yours,

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 01

dlw 3/3

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ 60.933.603/0001-78
NIRE – 35300011996
OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

CALL NOTICE

As provided for in Article 11 of the Corporate Bylaws, the Shareholders are called to meet in the Extraordinary General Shareholders' Meetings of this Company to be held on February 26, 2003, at 10:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, in this city, in order to deliberate on the following Agenda:

a) Authorization to publicly issue Debentures in the amount of R$ 350,000,000.00 (three hundred and fifty million reais);

b) Authorization for the Financial and Investor Relations Directorate to take all the steps necessary for such an issue;

c) Amendment to the election of the members of the Board of Directors and new election of the entire Board of Directors, as provided for in paragraph 3 of Article 141 of Law 6,404/76;

d) Other matters of corporate interest.

According to Instructions CVM nrs. 165/91 and 282/98, the least participation percentage in the capital stock necessary to require the multiple voting right is 5% (five percent).

São Paulo, January 27, 2003.

ORIGINAL ASSINADO POR

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors